NEWS RELEASE July 14, 2006 NR-06-15

EMC establishes NI 43-101 Uranium Resource on a portion of its
Red Rim Property, Wyoming.

Vancouver, British Columbia, July 14, 2006: As part of its commitment to upgrade the Company’s large historical uranium resource the Board of Directors of Energy Metals Corporation (TSX; EMC) is pleased to announce that the Company has completed a National Instrument 43-101 Technical Report that addresses uranium mineral resources for a portion of the Company’s Red Rim Project located in Sweetwater County, Wyoming. The Mineral Resource Report estimates an indicated mineral resource of 1,142,449 pounds of eU3O8 contained in 336,655 tons at an average grade of 0.170 % eU3O8 and an additional inferred mineral resource of 1,539,447 pounds of eU3O8  contained in 472,988 tons at an average grade of 0.163 % eU3O8  This mineral resource estimate is based on historical data from 136 rotary drill holes and 2 core holes comprising a total drilled footage in excess of 300,000 feet completed by the Union Carbide Mining and Metals Division (UCC) in the 1970’s and 1980’s.

The Red Rim Project, Mineral Resource Report dated June 14, 2006 is authored by Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101. The author has more than thirty years experience in uranium exploration, mining, and mine/mill reclamation and was employed by Union Carbide during the late 1970’s and early 1980’s, working on the property during portions of the drilling programs of the early 1980’s.

Methodology and Mineral Resource Estimation

Mineralization on the Red Rim Project is typical of the Wyoming Sandstone Roll-Front. Measurement of the uranium concentrations in the drill holes was calculated from calibrated natural gamma geophysical logs. In the Mineral Resource Report uranium grade is expressed as weight percent, eU3O8  means radiometric equivalent eU3O8 , and GT is the grade thickness product. Radiometric equilibrium was assumed based on limited data and the geologic character of the mineralization. A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed. For indicated mineral resources the mineralized trend was bracketed by drilling. For inferred mineral resources, where the mineralized trend was not fully defined by drilling, the trend was interpreted based upon the character of geophysical logs and lithologic data.

The Mineral Resource Report addresses mineralization within a single sandstone horizon in the Lower Fort Union Formation. Individual intercepts were combined to represent the GT for each hole in that horizon. Some drill holes contained mineralization outside this horizon but were not included in the mineral resource estimate. The location of the mineralized zone in each drill hole was taken to be the top of the mineralization. Once the data was reduced the location of the oxidation/reduction boundary was interpreted, as well as, the 0.5, 0.25 and 0.1 GT limits. The data was contoured and the area measured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; and the results summed. Along the mineralized trend where drill data bracketed the mineralized trend, the mineral resource was defined as indicated. Where the trend was not bracketed fully by drill data but could be reasonably interpreted from available data, the mineral resource was defined as inferred.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current insitu leach (ISL) operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated indicated and inferred mineral resources:

Indicated Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	1,185,402	376,200	0.158
0.25	1,142,449	336,655	0.170
0.50	971,783	254,329	0.191

Inferred Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	1,597,651	525,661	0.152
0.25	1,539,447	472,988	0.163
0.50	1,307,412	362,398	0.180

Data Verification

The original radiometric drill data was available as a paper record. This data was input as electronic data via a spreadsheet into the computer programs utilized in the development of this report. Data entry was checked and confirmed. Drill hole locations were scanned and digitally rectified. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was confirmed from available geophysical logs. Geologic interpretation and correlation of lithology was completed by the author by personally examining each drill log.

Cutoff Grades

A minimum cutoff grade of 0.02 %eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

Continuity of Mineralization

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Red Rim data are typical of Wyoming Sandstone Roll-Front mineralization.

Adjacent Properties

Mineralization is present on adjacent properties. This information was not utilized in the development of the Mineral Resource Report; however, the author’s regional knowledge of the mineralized trend location did affect the interpretation of data utilized. Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

EMC controls an additional 338 unpatented mining lode claims (F Claims) northwest of the property, comprising approximately 6,900 acres and a mineral lease from the State of Wyoming for Section 36, Township 20 North, Range 91 West. Historical drilling and geologic interpretation has identified a potential extension of the known mineralization along a trend of approximately 15 miles.

EMC intends to conduct further exploration on its extensive 8400 acre claim block at the Red Rim project. This project was one of the last discoveries by Union Carbide during the uranium boom of the 1970s, and with approximately 15 miles of potentially mineralized front, represents an attractive target for additional mineral resource discovery and delineation. In an exploration report dated 1979 by Union Carbide the total Red Rim Project potential mineral resources eU3O8 are estimated to be approximately 42 million pounds at a projected grade in excess of 0.15% eU3O8 ; although significant exploration would be required to evaluate this potential and it is uncertain if further exploration will result in this target being delineated as a mineral resource as defined by CIM Standards on Mineral Resources and Reserves. EMC considers this historic estimate of potential mineral resources to be relevant, however, the reader is cautioned that this resource is historical in nature and does not comply with the guidelines of National Instrument 43-101 and should not be relied upon. Further the estimate has not been verified by EMC’s qualified person.

National Instrument 43-101 Disclosure

The technical content in this news release has been read and approved by the author of the Mineral Resource Report on the Red Rim Project, Douglas Beahm, Principal Engineer and

Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101.

Energy Metals Corporation

Energy Metals Corporation is a Canadian listed company involved in developing resources to power the 21st century. The Company has adopted a corporate strategy to focus on the acquisition and development of uranium assets in politically favorable and mining-friendly jurisdictions within the United States to take advantage of the continuing growth in the U.S. and worldwide of demand for electrical energy. This increasing consumption is occurring at a time when uranium mine supplies are dwindling and inventories are being depleted.

The Company is targeting advanced uranium prospective properties in Wyoming, Texas and New Mexico that are amenable to ISL (in-situ leaching). This form of uranium mining was pioneered in Texas and Wyoming. It utilizes water wells and oxygen-fortified groundwater to mine the uranium in place. Energy Metals Corporation is also actively advancing other conventional mining and ISL opportunities for uranium properties in the States of Utah, Colorado, Nevada, Oregon, South Dakota and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: 604-684-9007
Bill Sheriff, Corporate Development, Director: 972-333-2214
Ran Davidson, Corporate Communication: 604-697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Quincy’s or Energy Metal’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the companies’ operations. These and other risks are described in each company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.gov.